Ballard Power Systems Inc.

News Release

Ballard Power Systems
9000 Glenlyon Parkway
Burnaby BC V5J 5J8
Canada

Tel: 604-454-0900
Fax: 604-412-4700
www.ballard.com

Ballard Announces 2007 First Quarter Results

For Immediate Release – April 23, 2007

Vancouver, Canada – Ballard Power Systems, a leader in the development, manufacture and sale of hydrogen fuel cells, today announced operating and financial results for the quarter ended March 31, 2007. All amounts are in U.S. dollars, unless otherwise noted.

“Ballard’s continued operational progress was evidenced in the first quarter by several key developments, including the sale of our e-drive operations, contracts with Dantherm Air Handling for backup power and the US Department of Defense for materials handling, as well as an extension of service agreements for fuel cell-powered buses,” said John Sheridan, Ballard’s President and Chief Executive Officer. “We also continued to show progress in our financial performance. Revenue growth was strong, and while operating cash consumption was higher than the same quarter in 2006, this was largely due to the timing of collections from customers last year.”

Ballard confirmed its full-year financial guidance for 2007:

•	Revenues from continuing operations for 2007 are expected to be in the range of $55 to $65 million, growth of up to 30% over 2006

•	Operating cash consumption is expected to be in the range of $40 to $50 million, a reduction of up to 20% over 2006

2007 Q1 financial highlights

•	Revenues of $13.6 million, reflected a 44% increase over revenues of $9.4 million for the same period in 2006

•	Product and service revenues of $9.7 million reflected an increase of $2.5 million (36%) year over prior year quarter due to higher automotive fuel cell, carbon fiber product, and residential cogeneration fuel cell product shipments.

•	Engineering development revenues of $3.9 million reflected an increase of $1.6 million (73%) from the prior year quarter due to the achievement of milestones in automotive and residential cogeneration fuel cell development programs.

•	Loss from continuing operations of $14.5 million, or ($0.12) per share, was comparable to the prior year quarter.

•	Operating cash consumption[1] of $16.1 million reflected an increase of 33% compared to $12.1 million for the prior year period, which was positively impacted by pre-payments of $3.8 million received from customers under bus service contracts entered into in early 2006. With respect to the outlook for 2007, operating cash consumption for the first quarter was impacted by the payment of 2006 employee bonuses, along with operating cash consumption related to Ballard’s electric drive operations, which together totaled $6 million and will not re-occur in the remainder of 2007.

2007 Q1 operational highlights

Residential Cogeneration

The Japanese Ministry of Energy, Trade and Industry (METI) has announced volume allocations for the 2007 residential fuel cell cogeneration program of 930 units, a 20% increase over the previous year. Ballard’s joint venture, Ebara Ballard, was allocated 271 units, 29% of the total. Of these units, 120 will be natural gas-fueled and 151 will be kerosene-fueled.

Ballard shipped 71 Mark1030 fuel cells in the quarter and is on target to meet its annual goal of 400 units shipped.

Materials Handling

In the quarter, Ballard was awarded a research and development contract by the US Department of Defense for a materials handling demonstration program, valued at up to $3 million. This program will support Ballard’s goal of reducing Mark9 SSL™ product costs by 25% in 2007.

The materials handling segment is being impacted by developments with respect to Ballard’s two lead customers:

•	The recent acquisition of Cellex Power by Plug Power; and

•	The negotiations related to the potential acquisition of General Hydrogen by Plug Power, as announced by Plug Power last week.

In conjunction with the Plug Power/General Hydrogen negotiations, Ballard is in discussions with Plug Power to re-negotiate the supply agreement Ballard signed with General Hydrogen in October 2006.

Given the focus of General Hydrogen and Cellex Power on this possible transaction and the integration activities which would follow, along with a longer than expected sales cycle, Ballard’s Mark9 SSL™ shipments in the quarter were negligible.

With respect to General Hydrogen volumes specifically, Ballard’s expectations for 2007-2008 are now less than the 2,900 units called for in the existing General Hydrogen supply agreement. Accordingly, the Mark9 SSL™ volume target of 700 units for 2007 is no longer appropriate. Ballard will be working with its customers to re-assess market plans and volume projections over the coming months, after the outcome of the possible transaction activity is known. Despite this short-term volume impact, Ballard views these consolidation prospects as positive for market development over the medium term.

Backup Power

On March 21, 2007, Ballard entered into a supply agreement with Dantherm Air Handling A/S (Dantherm) to supply 300-400 Mark1020 ACS fuel cells for integration into Dantherm’s backup power products for European telecommunications customers. Under the terms of the supply agreement, Ballard expects to ship 70-100 Mark1020 ACS fuel cells to Dantherm this year. This agreement is an important step in Ballard’s strategy to build a leading position in the backup power market.

Ballard shipped 7 Mark1020 ACS fuel cells in the quarter and expects to meet or exceed its goal of shipping 100 units in 2007.

Automotive

Ballard continued development of its current Mark 1100 automotive fuel cell with its Alliance partners, DaimlerChrysler AG and Ford Motor Company, and began early work on the next generation program. This progress was reflected in the related $2.2 million of engineering development revenue recorded in the quarter.

On April 2, 2007, Ballard secured contract extensions with DaimlerChrysler to provide service to Mercedes-Benz fuel cell bus fleets in Hamburg and Amsterdam in 2007 and 2008. This second extension of the Hamburg and Amsterdam fuel cell bus programs reflects the positive experiences Ballard’s customers have had with the HyFLEET:CUTE program.

Also in the quarter, Ballard closed the sale of its electric drive operations. Estimated net proceeds were $3 million, including purchase price adjustments, which are expected to be finalized in the second quarter of 2007. As previously disclosed, the total net estimated loss on disposal of $108 million for the transaction, was recorded as a net loss of $111 million in 2006 and an offsetting estimated net gain of $3 million was recorded in 2007, at closing, as a result of employee future benefit plan curtailments. The results of these operations have been presented as discontinued operations and Ballard has restated comparative figures in the financial statements.

2007 Q1 financial results

Ballard’s revenues for the three months ended March 31, 2007, increased 44% to $13.6 million compared to $9.4 million for the same period in 2006. During the first quarter of 2007, product and service revenues increased $2.5 million, or 36%, and engineering development revenue increased $1.7 million, or 73%, compared to the same quarter last year. Product and service revenue totaled $9.7 million for the current year quarter with product revenues of $6.8 million and service revenues of $2.9 million, compared to product revenues of $4.4 million and service revenues of $2.7 million in the first quarter of 2006. The increase in product revenues is driven by higher shipments of automotive fuel cells, carbon fiber material product and 1kW residential cogeneration fuel cells. Service revenues relate to contracts to provide field service for fuel cell-powered buses in Europe, China and Australia, along with non-recurring engineering services. The increase in engineering development revenue resulted from work performed and achievement of the milestones under the automotive fuel cell and 1kW residential cogeneration fuel cell development programs.

Ballard’s loss from continuing operations for the three months ended March 31, 2007 of $14.5 million, or ($0.12) per share, was comparable to $14.4 million, or ($0.13) per share, for the corresponding period in 2006. A slight increase of $1.5 million in operating expenses for the first quarter of 2007, compared to 2006, is primarily a result of increased research and development activities for automotive fuel cell development programs. Ballard’s net loss for the three months ended March 31, 2007, decreased 17% to $14.3 million, or ($0.12) per share, compared with a net loss of $17.2 million, or ($0.15) per share, for the corresponding period in 2006, mainly due to a net gain on disposition of Ballard’s electric drive operations of $2.9 million for employee future benefit plan curtailments.

Operating cash consumption1 for the three months ended March 31, 2007 increased 33% to $16.1 million, compared to $12.1 million for the three months ended March 31, 2006. The increase in operating cash consumption was driven by higher working capital requirements and slightly higher research and development activities, partially offset by lower capital expenditures. The prior year’s first quarter operating cash consumption was positively impacted by pre-payments of $3.8 million received from customers at the beginning of bus service contracts entered into in early 2006. Turning to the outlook for 2007, operating cash consumption for the first quarter was impacted by the payment of 2006 employee bonuses of approximately $4 million along with operating cash requirements related to Ballard’s electric drive operations, of approximately $2 million, both of which will not re-occur in the remainder of 2007.

For a more detailed discussion of Ballard’s 2007 first quarter financial results, please see the company’s financial statements and management’s discussion & analysis, which are available at www.ballard.com, www.sedar.com and www.sec.gov/edgar.shtml.
Selected Consolidated Financial Information

Unaudited (Expressed in thousands of U.S. dollars except for per share amount and number of shares

	Three months ended March 31
	2007	2006
		RESTATED

Revenues:
Product and service revenues	$9,678	$7,141
Engineering development revenue	3,918	2,271

Total revenues	13,596	9,412
Cost of product and service revenues	6,469	2,823
Research and product development	13,230	12,063
General and administrative	3,552	3,322
Marketing and business development	1,724	1,616
Depreciation and amortization	3,679	4,382
Total cost of revenues and expenses	28,654	24,206

Loss before undernoted	(15,058)	(14,794)
Investment and other income	2,897	1,982
Loss on disposal and write-down of long-lived assets	(20)	(65)
Equity in loss of associated companies	(2,335)	(1,340)
Loss from continuing operations before income taxes	(14,516)	(14,217)
Income taxes	—	134

Loss from continuing operations for period	(14,516)	(14,351)
Gain (loss) from discontinued operations for period	262	(2,833)

Net loss for period	$(14,254)	$(17,184)

Basic loss per share from continuing operations	$(0.12)	$(0.13)
Basic loss per share from discontinued operations	—	(0.02)

Basic loss per share	$(0.12)	$(0.15)
Weighted average number of common shares outstanding	114,370,435	112,860,802

Cash used by operations	$(15,156)	$(10,778)
Capital expenditures	(945)	(1,334)

Operating cash consumption[1]	$(16,101)	$(12,112)

	March 31, 2007	December 31, 2006
Total cash, cash equivalents and short term investments	174,780	187,072

First Quarter Conference Call

A conference call for investors and analysts will be held at 8:00 a.m. PST (11:00 a.m. EST) on Tuesday, April 24, 2007 to discuss the results for the first quarter. Access to the call may be obtained by calling the operator at 604-638-5340 before the scheduled start time. A playback version of the call will be available for 24 hours after the call at 604-638-9010. The confirmation number to access the playback is 9826#. The simultaneous audio web cast can be accessed on Ballard’s website at www.ballard.com and will be archived for replay.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD, NASDAQ: BLDP) is recognized as a leader in the development, manufacture and sale of hydrogen fuel cells. Ballard’s mission is to make fuel cells a commercial reality. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such assumptions relate to our financial forecasts and expectations regarding our product development efforts, manufacturing capacity, and market demand. These statements involve risks and uncertainties that may cause our actual results to be materially different, including, without limitation, the rate of mass adoption of our products, product development delays, changing environmental regulations, our ability to attract and retain business partners and customers, our access to funding, increased competition, our ability to protect our intellectual property, changes in our customers’ requirements, and our ability to provide the capital required for product development, operations and marketing. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements. For a detailed discussion of the risk factors that could affect Ballard’s future performance, please refer to our most recent Annual Information Form.

1 Operating cash consumption is a non-GAAP measure used to assist in assessing Ballard’s financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Operating cash consumption measures the amount of cash required to fund the operating activities of Ballard’s business and excludes financing and investing activities except for additions to property, plant and equipment.

For further information, or to arrange an interview with a Ballard spokesperson, please call Michelle Cormack at 604-454-0900. Ballard, the Ballard logo, Power to Change the World and Mark 9 SSL are registered trademarks of Ballard Power Systems Inc.